Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Introduction

Moolec is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the BCA, which effective closing date was June 16, 2025 (“The closing date”).

The following unaudited pro forma consolidated financial information is presented to give effect to the BCA, including other relevant events and circumstances occurred on or after Closing. The unaudited pro forma consolidated statement of financial position as of December 31, 2024, the unaudited pro forma consolidated statement of income for the six-months ended December 31, 2024 and the unaudited pro forma consolidated statement of income for the year ended June 30, 2024 (together, the “Unaudited Pro Forma Information”) are based upon, derived from, and should be read in conjunction with (i) the Moolec 2024 Audited Financial Statements, which are included as exhibit 99.2 in this Form 6-K,  (ii) the Bioceres Group 2024 Audited Financial Statements, which are included as exhibit 99.3 in this Form 6-K, (iii) the Moolec December 2024 Interim Unaudited Financial Statements, which are included s exhibit 99.4 in this Form 6-K and (iv) the Bioceres Group December 2024 Interim Unaudited Financial Statements, which are included s exhibit 99.5 in this Form 6-K.

The accompanying Unaudited Pro Forma Information give effect to adjustments that are (i) directly attributable to the Business Combination, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of income, expected to have a continuing impact on the consolidated results.

On June 20, 2024 Bioceres Crop Solutions Corp., a subsidiary of Bioceres Group Limited, implemented material modifications to the economic terms of its Secured Notes. As a result of these changes, Bioceres Group Limited lost the de facto control over said subsidiary, leading to its deconsolidation in accordance with applicable accounting standards. Management evaluated if the deconsolidation of Bioceres Corp Solutions Corp qualified as a discontinued operation under IFRS 5, concluding it did not, as the loss of control was not the result of a voluntary strategic decision but rather of external circumstances beyond the Company’s control.

The unaudited pro forma consolidated statement of financial position assumes that the Business Combination and the deconsolidation, explained above, was consummated on December 31, 2024, the unaudited pro forma consolidated income statements assume that the Business Combination and deconsolidation was consummated on July 1, 2023.The BCA will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), with Bioceres Group Limited determined to be the accounting acquirer under this guidance.

Under IFRS 3, all assets acquired and liabilities assumed are generally recorded at their acquisition date fair value. For the purposes of preparing the Unaudited Pro Forma Information, the fair value of Moolec’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. The pro forma information reflects the actual information and assumptions used at the time of Closing, except for the number of outstanding shares, which was updated on this pro forma to reflect the shares issued as of the closing date. Consequently, the earnings per share (EPS) and other sections presented in the pro forma information were adjusted accordingly. Certain preliminary estimates were used which will be updated upon finalization of the purchase accounting in our historical financial statements for periods reflecting the acquisition. Management believes the estimated fair values used for the assets to be acquired and liabilities to be assumed are based on reasonable assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material.

The Unaudited Pro Forma Information has been prepared by management in accordance with the bases outlined herein and is not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Business Combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated consolidated financial position or future results of operations that we will experience after the Business Combination. In addition, the accompanying unaudited pro forma consolidated statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the Business Combination or integration-related items.

We prepared the following Unaudited Pro Forma Information in accordance with Article 11 or Regulation S-X by applying certain pro forma adjustments to Moolec and Bioceres Group historical consolidated financial statements. The actual adjustments to the Moolec consolidated financial statements for future periods will depend upon a number of factors and additional information that is not yet available. Accordingly, the actual adjustments that will appear in the Moolec consolidated financial statements for future periods will differ from these pro forma adjustments, and those differences may be material.

We have based the pro forma adjustments on available information and certain assumptions that we believe are reasonable under the circumstances.

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE TWELVE-MONTH PERIOD ENDED JUNE 30, 2024
(In United States Dollars)

	Column I.a) Bioceres Group PLC	Column I.b) Bioceres Crop Solutions Corp deconsolidation adjustments	Column II Moolec Science SA	Column III Theo Carve-out	Column IV Reclassifications and eliminations	Column V Pro-forma Adjustments	Ref	Column VI Pro-forma consolidated combined information
Revenues from contracts with customers	466,376,330	(464,780,285)	5,625,124	-	-	-		7,221,169
Government Grants	197,519	-	-	-	-	-		197,519
Initial recognition and changes in the fair value of biological assets	(45,746)	45,746	-	-	-	-		-

Cost of sales	(279,368,328)	278,221,812	(5,152,543)	-	-	-		(6,299,059)
Other Income	-		495,468	-	-	-		495,468
Changes in the net realizable value of agricultural products after harvest	(2,385,069)	2,385,069	-	-	-	-		-
Research and development expenses	(17,422,487)	17,183,041	(1,772,273)	-	-	(682,635)	I.a)	(2,694,354)
Selling, general and administrative expenses	(126,340,822)	123,642,649	(7,522,850)	-	(643,060)	-		(10,864,083)
Marketing expenses	-	-	(643,060)	-	643,060	-		-
Share of profit or loss of joint ventures and associates	(21,023,150)	(2,556,813)	-	28,770,462	(19,940)	-		5,170,559
Other income or expenses, net	(703,265)	714,391	(72,717)	-	-	-		(61,591)
Operating profit (loss)	19,284,982	(45,144,390)	(9,042,851)	28,770,462	(19,940)	(682,635)		(6,834,372)
						-
Other financial results	(9,744,466)	7,754,720	1,868,964	-	-	-		(120,782)
Finance costs	(37,498,668)	27,030,605	(1,165,418)	-	-	-		(11,633,481)
Share of profit or loss of joint ventures and associates	-	-	(19,940)	-	19,940	-		-
Profit (loss) before income tax	(27,958,152)	(10,359,065)	(8,359,245)	28,770,462	-	1,020,588		(18,588,635)

Income tax	(1,103,152)	3,778,615	1,046,985	-	-	143,353	I.b)	3,865,801
Profit (loss) for the period	(29,061,304)	(6,580,450)	(7,312,260)	28,770,462	-	(539,282)		(14,722,834)

Shares	18,481,014	-	37,870,351	-	-	-		127,831,148

Loss per share	(1.77)	-	(0.19)	-	-	-		(1.71)

We provide the unaudited pro forma consolidated statements of operations for informational purposes only. The unaudited pro forma consolidated statements of operations are based on the historical results of the combining entities, adjusted for the impact of the Business Combination as if it had occurred on the first day of the period presented. However, they do not purport to represent what our actual results of operations would have been under such circumstances, nor do they project our results of operations for any future period.

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024
(In United States Dollars)

	Column I.a) Bioceres Group PLC	Column I.b) Bioceres Crop Solutions Corp deconsolidation adjustments	Column II Moolec Science SA	Column III Theo Carve-out	Column IV Reclassifications & eliminations	Column V Pro-forma Adjustments	Ref	Column VI Pro-forma consolidated combined information
Investments in joint ventures and associates	64,991,989	72,393,538	-	(7,087,172)	-	-		130,298,355
Property, plant and equipment	74,935,727	(74,901,243)	1,263,344	-	-	-		1,297,828
Intangible assets	176,760,919	(176,292,048)	9,055,855	-	-	33,114,490	II b) 1) & II b) 4)	42,639,216
Goodwill	112,163,432	(112,163,432)	281,034	-	-	20,856,666	II.b) 1)	21,137,700
Other non-current assets	64,389,607	(48,816,258)	11,236,528	-	(1,854,680)	-		24,955,197
Total non-current assets	493,241,674	(339,779,443)	21,836,761	(7,087,172)	(1,854,680)	53,971,156		220,328,296

Cash and cash equivalents	33,201,142	(29,176,741)	1,929,911	-	-	-		5,954,312
Trade receivables	228,437,463	(225,951,300)	1,929,807	-	-	-		4,415,970
Inventories	101,809,489	(101,809,489)	4,844,773	-	-	-		4,844,773
Other current assets	53,873,775	(19,675,212)	840,111	-	(1,036,600)	-		34,002,074
Total current assets	417,321,869	(376,612,742)	9,544,602	-	(1,036,600)	-		49,217,129
Total assets	910,563,543	(716,392,185)	31,381,363	(7,087,172)	(2,891,280)	53,971,156		269,545,425

Borrowings	151,769,309	(66,913,633)	19,372,053	-	(1,854,680)	-		102,373,049
Accounts payable	-	-	2,201,070	-	-	-		2,201,070
Convertible notes	83,400,171	(83,400,171)	-	-	-	-		-
Other non-current liabilities	65,667,111	(49,472,548)	553,707	-	-	6,954,043		23,702,313
Total non-current liabilities	300,836,591	(199,786,352)	22,126,830	-	(1,854,680)	6,954,043		128,276,432

Trade and other payables	144,082,550	(143,368,503)	-	-	2,641,716	-		3,355,763
Borrowings	228,081,833	(114,261,659)	2,365,894	-	-	-		116,186,068
Accounts payable	-	-	3,133,610	-	(3,133,610)	-		-
Other current liabilities	25,710,175	(25,512,811)	958,451	-	-	(126,654)	II.b) 2)	1,029,161
Total current liabilities	397,874,558	(283,142,973)	6,457,955	-	(491,894)	(126,654)		120,570,992

Total liabilities	698,711,149	(482,929,325)	28,584,785	-	(2,346,574)	6,827,389		248,847,424

Equity attributable to the parent	(32,503,911)	444,413	2,796,578	(7,087,172)	(544,706)	47,143,767	II.b)	10,248,969
Non-controlling interest	244,356,305	(233,907,273)	-	-	-	-		10,449,032
Total equity	211,852,394	(233,462,860)	2,796,578	(7,087,172)	(544,706)	47,143,767		20,698,001

Total liabilities and Equity	910,563,543	(716,392,185)	31,381,363	(7,087,172)	(2,891,280)	53,971,156		269,545,425

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2024
(In United States Dollars)

	Column I.a) Bioceres Group PLC	Column I.b) Bioceres Crop Solutions Corp deconsolidation adjustments	Column II Moolec Science SA	Column III Theo Carve-out	Column IV Reclassifications & eliminations	Column V Pro-forma Adjustments	Ref	Column VI Pro-forma consolidated combined information
Revenues from contracts with customers	199,478,869	(199,104,469)	4,199,966	-	-	-		4,574,366
Government Grants	10,154	-	-	-	-	-		10,154
Initial recognition and changes in the fair value of biological assets	588,053	(588,053)	-	-	-	-		-

Cost of sales	(117,374,985)	117,346,452	(4,859,562)	-	-	-		(4,888,095)
Other Income	-	-	122,468	-	-	-		122,468
Changes in the net realizable value of agricultural products after harvest	(204,910)	204,910	-	-	-	-		-
Research and development expenses	(8,797,433)	8,604,115	(723,545)	-	-	(341,317)	III.a)	(1,258,180)
Selling, general and administrative expenses	(64,731,412)	63,049,484	(2,545,182)	-	(332,310)	-		(4,559,420)
Marketing expenses	-	-	(332,310)	-	332,310	-		-
Share of profit or loss of joint ventures and associates	(27,778,758)	(2,034,561)	-	29,448,429	(40,850)	-		(405,740)
Other income or expenses, net	164,944	(25,839)	(22,794)	-	-	-		116,311
Operating profit (loss)	(18,645,478)	(12,547,961)	(4,160,959)	29,448,429	(40,850)	(341,317)		(6,288,136)

Other financial results	(1,086,189)	2,339,609	1,326,093	-	-	-		2,579,513
Finance costs	(20,183,299)	15,005,942	(1,214,190)	-	-	-		(6,391,547)
Share of profit or loss of joint ventures and associates	-	-	(40,850)	-	40,850	-		-
Profit (loss) before income tax	(39,914,966)	4,797,590	(4,089,906)	29,448,429	-	(341,317)		(10,100,170)

Income tax	3,091,074	(1,465,501)	(252,900)	-	-	71,677	III.b)	1,444,350
Profit (loss) for the period	(36,823,892)	3,332,089	(4,342,806)	29,448,429	-	(269,641)		(8,655,821)

Shares	19,038,163	-	38,822,121	-	-	-		127,831,148

Loss per share	(1.74)	-	(0.11)	-	-	-		(0.93)

We provide the unaudited pro forma consolidated statements of operations for informational purposes only. The unaudited pro forma consolidated statements of operations are based on the historical results of the combining entities, adjusted for the impact of the Business Combination as if it had occurred on the first day of the period presented. However, they do not purport to represent what our actual results of operations would have been under such circumstances, nor do they project our results of operations for any future period.

NOTES TO UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the Transaction

The Business Combination consists of Moolec’s strategic business combination with Bioceres Group, Gentle Tech, and Nutrecon, resulting in an enlarged company structure with Moolec as the parent company. Subject to the terms and conditions of the BCA, several parties will transfer their respective holdings in the Contributed Entities to Moolec (Cayman Islands). In exchange, Moolec (Cayman Islands) will issue a combination of newly issued shares and warrants of Moolec (Cayman Islands) to the shareholders of the Contributed Entities.

Accounting for the Business Combination – basis of presentation

The Unaudited Pro Forma Information has been prepared using the acquisition method of accounting under the provisions of IFRS 3 and is based on the historical financial information of Moolec and Bioceres Group reflecting the business combination that was effectively closed on June 16, 2025. The purchase price allocation applied in the Unaudited Pro Forma Information reasonably reflects the fair values determined as of the acquisition date. For the purposes of this pro forma presentation, the only adjustment made to the historical financial information relates to the number of ordinary shares issued as of the closing date, which has been updated accordingly. As a result, earnings per share (EPS) and other related footnotes have been adjusted to reflect the updated share count. Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information. The actual purchase price allocation used by the preparation of the Unaudited Pro Forma Information will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the Unaudited Pro Forma Information and the final acquisition accounting will materialize and could have a material impact on the accompanying pro forma condensed consolidated financial information and the combined company’s future consolidated financial statements.

The Business Combination was accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, with Bioceres Group determined to be the accounting acquirer under this guidance. The factors that were considered in determining that Bioceres Group should be treated as the accounting acquirer in the Business Combination were (i) Bioceres Group Limited, which is the largest entity, obtained the largest share of votes in the combined entity (approximately 57%), (ii) the composition of the board of directors in the surviving entity and other committees (audit, compensating and nominating), and (iii) the composition of senior management of the surviving entity.

Going Concern

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million. This process seeks to improve the debt profile of Bioceres S.A.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group.

The aforementioned events raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of the Bioceres Group and the Company to continue as a going concern. The consolidated financial statements incorporated by reference in this form 6-K do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations.

Management has plans to address the Group’s financial situation as follows:

●	Currently, management is working on the financial restructuring process of Bioceres S.A.’s outstanding debt, proposing among other alternatives the extension of the maturity of current debt and the use of the Group’s cash inflows from operating activities, as well as obtaining the necessary capital to fully execute the Group’s business plan.

●	Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

●	A dedicated Restructuring Committee has been established to address and implement the aforementioned financial restructuring process.

However, there is no assurance that the restructuring process will be successful, that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The consolidated financial statements incorporated by reference in this form 6-K and used for this proforma financial information do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

I. Unaudited ProForma Condensed Combined Statement of Operations for the Year Ended June 30, 2024

Column I.a) is derived from the historical audited consolidated financial data of Bioceres Group for the year ended June 30, 2024 derived from Bioceres Group 2024 Audited Financial Statements.

Column I.b) is derived from the historical audited consolidated financial data of Bioceres Group for the year ended June 30, 2024, and includes the pro forma adjustments necessary to give effect to the deconsolidation of Bioceres Crop Solutions Corp. (“Biox”) as if such deconsolidation had occurred as of July 1, 2023.  The equity method was used to calculate the “Share of profit or loss of joint ventures and associates” of Biox which amounts to $1,492,695. Adjustment was determined as follows:

Deconsolidation of the results from Associates and joint ventures from BIOX

Synertech Industrias S.A.:	(3,723,140)
Alfalfa Technologies S.R.L.:	(326,368)
BIOX investment results in BIOX using equity method:	1,492,695
Adjustment:	(2,556,813)

Column II is derived from the historical audited consolidated financial data of Moolec for the year ended June 30, 2024 derived from the Moolec 2024 Audited Financial Statements.

Column III shows the effect of the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group shareholders (pro rata to the Bioceres Group shareholders’ holding of ordinary shares in Bioceres Group which will take place after Closing).

Column IV provides for certain reclassifications that have been made to the historical income statement in order to conform to presentation standards to be used after the Business Combination.

Column V shows the transaction pro forma adjustments, which comprise mainly the following:

(a)	Higher amortization charges resulting from the increase in value of Moolec’s “Intangible assets”, as a consequence of the purchase price allocation. Useful lives of “Intangible assets” subject to amortization recorded as a consequence of the purchase price allocation are the same as those disclosed in the Moolec 2024 Audited Financial Statements.

(b)	The related income tax effects on the adjustments described in (b) above based on the enacted tax law in effect as of the end of 2024 (21%).

(c)	The number of ordinary shares has been calculated based on the actual number of shares issued upon consummation of the BCA as of June 16, 2025, (“the Closing Date”).

Column VI shows the unaudited interim consolidated combined financial data of Bioceres Group and Moolec for the year ended June 30, 2024, after giving effect to the adjustments and reclassifications of Columns III, IV and V.

The unaudited pro forma loss per share data is computed by dividing the unaudited pro forma consolidated net income for the year attributable to the controlling shareholder by the number of Moolec’s outstanding shares after giving effect to the Business Combination.

II. Unaudited ProForma Condensed Combined Statement of Financial Position as of December 31, 2024

Column I.a) is derived from the historical unaudited consolidated financial data of Bioceres Group derived from the Bioceres Group December 2024 Interim Unaudited Financial Statements.

Column I.b) is derived from the historical unaudited consolidated financial data of Bioceres Group for the year ended December 31, 2024, and includes the pro forma adjustments necessary to give effect to the deconsolidation of Bioceres Crop Solutions Corp. (“Biox”) as if such deconsolidation had occurred as of December 31, 2024. The equity method was used to calculate the “Investments in joint ventures and associates associated” to Biox, which amounts to $112,406,542. Adjustment was determined as follows:

Deconsolidation of investment in associates and joint ventures from BIOX

Synertech Industrias S.A.:	(39,976,501)
Alfalfa Technologies S.R.L.:	(36,503)
Investment in BIOX at equity method:	112,406,542
Adjustment:	72,393,538

Column II is derived from the historical unaudited consolidated financial data of Moolec derived from the Moolec December 2024 Interim Unaudited Financial Statements.

Column III shows the effect of the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group shareholders (pro rata to the Bioceres Group shareholders’ holding of ordinary shares in Bioceres Group which will take place after Closing).

Column IV provides for the elimination of certain transactions between Bioceres Group and Moolec as of December 31, 2024 related to intercompany financial debt.

Column V shows the transaction pro forma adjustments derived from accounting for the BCA:

(a)	Consideration for the business combination amounted to $56.6 million, which will be consummated through an equity exchange, after the Reverse Stock Split, as follows:

1)	Bioceres Group shareholders will surrender their share ownership in Bioceres Group and received in exchange up to 6,226,283 of the surviving entity.

2)	The shareholders of 100% fully owned Nutrecon and 50% owned Gentle Tech will surrender their ownership in these two entities and received in exchange 647,500 shares and 500,000 warrants of the surviving entity. The historical information of these two entities have not been included due to its immateriality.

3)	The equity structure reflects the accounting acquiree’s equity structure, including the equity instruments issued by the accounting acquiree to effect the BCA.

4)	Under the terms of the BCA, each share of Bioceres Group was exchanged by 3.15 Shares of Moolec. Also the shareholders of the other contributed entities received 647,500 new shares and 500,000 of warrants at a strike price of $20.00 per warrant.

New shares to be issued in connection with the exchange to Bioceres Group Limited	6,936,159
New shares to be issued in connection with the exchange to Nutrecon and Gentle Tech shareholders	647,500
New warrants to be issued in connection with the exchange to Nutrecon and Gentle Tech shareholders	500,000

Fair value of MLEC share as of April 14, 2025 (*)	$7.2
Fair value of new shares to be issued	$54,602,345
Fair value of new warrants to be issued	$2,000,000
Total consideration exchanged	$56,602,345

(*)	For purposes of this pro forma presentation it was used the share price as of April 17, 2025 ($7.2) was used, as there was no material differences compared to the price on the actual closing date ($7.10), which represents approximately a variation of 1.4%

(b)	Consideration paid has been allocated to identifiable assets and liabilities of Moolec (the accounting acquiree) based on their estimated fair value. Adjustments to book value as a result of the purchase price allocation is as follows:

1)	$33.1 million to “Intangible assets” based on the discounted cash flow method allocated to PiggySooy and GLASO technologies. PiggySooy intangible is not being amortized and GLASO intangible is being amortized over the remaining useful life of approximately 20 years. See “Item 4—B. Business overview—Our Segments and Key Products” in our annual report on Form 20-F for the year ended June 30, 2024 filed with the SEC on October 30, 2024. A decrease in previously registered goodwill of $(0.3) million and an increase in goodwill arising from the BCA for approximately $20.9 million. See 4) below.

2)	$7.0 million to “Deferred income tax liabilities” as a result of applying the enacted tax law as of the end of 2024 using the statutory income tax rate to be in force in the United States (21%) to temporary differences arising from the pro forma adjustments of intangibles.

3)	$(0.1) million to “Warrants” as a result of revaluation outstanding Moolec warrants.

4)	Bioceres Group has performed a preliminary valuation analysis of the fair market value of Moolec’s assets and liabilities at the closing date, based on the quotation price of Moolec. The following table summarizes the preliminary purchase price allocation of the acquisition:

In US$
Total consideration exchanged	56,602,345

Cash and cash equivalents	1,929,911
Trade and other receivables	13,637,475
Property, plant and equipment	1,263,344
Intangible assets	42,170,338
Right of use assets	368,970
Inventories	4,844,773
Borrowings / Financial debt	(21,737,947)
Accounts payable	(5,334,680)
Lease liabilities	(347,832)
Warrant liabilities	(155,540)
Deferred tax liabilities	(7,270,073)
Other liabilities	(566,093)
Total net assets	28,802,645
Goodwill	21,137,700
Total consideration for MLEC (*)	49,940,345

(*)	The difference between “Total consideration exchanged” and “Total consideration for MLEC” is related to the consideration assigned to Nutrecon and Gentle Tech, which were not included in the Unaudited Pro Forma Condensed Combined Consolidated Financial Information due to their immateriality.

Column VI shows the unaudited interim consolidated combined financial data of Bioceres Group and Moolec as of December 31, 2024, after giving effect to the adjustments of Columns III, IV and V.

III. Unaudited ProForma Condensed Combined Statement of Operations for the Six-Month Period Ended December 31, 2024

Column I.a is derived from the historical unaudited interim consolidated financial data of Bioceres Group for the six-month period ended December 31, 2024 derived from the Bioceres Group December 2024 Interim Unaudited Financial Statements.

Column I.b) is derived from the historical unaudited consolidated financial data of Bioceres Group for the year ended December 31, 2024, and includes the pro forma adjustments necessary to give effect to the deconsolidation of Bioceres Crop Solutions Corp. (“Biox”) as if such deconsolidation had occurred as of July 1, 2024. The equity method was used to calculate the “Share of profit or loss of joint ventures and associates” of Biox which amounts to $2,260,724. Adjustment was determined as follows:

Deconsolidation of the results from Associates and joint ventures from BIOX

Synertech Industrias S.A.:	(226,651)
Trigall Genetics.:	452,814
BIOX investment results in BIOX using equity method:	(2,260,724)
Adjustment:	(2,034,561)

Column II is derived from the historical unaudited consolidated financial data of Moolec for the six-month period ended December 31, 2024 derived from the Moolec December 2024 Interim Unaudited Financial Statements.

Column III shows the effect of the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group shareholders (pro rata to the Bioceres Group shareholders’ holding of ordinary shares in Bioceres Group which will take place after Closing).

Column IV provides for the elimination of certain transactions between Bioceres Group and Moolec for the year ended June 30, 2024 mainly related to intercompany transactions. Also, certain reclassifications have been made to the historical statement of operations in order to conform to presentation standards to be used after the Business Combination.

Column V shows the transaction pro forma adjustments, which comprise mainly the following:

(a)	Higher amortization charges resulting from the increase in value of Moolec’s “Intangible assets”, as a consequence of the purchase price allocation. Useful lives of “Intangible assets” subject to amortization recorded as a consequence of the purchase price allocation are the same as those disclosed in the Moolec 2024 Audited Financial Statements.

(b)	The related income tax effects on the adjustments described in (b) above based on the enacted tax law in effect as of the end of 2024 (21%).

(c)	The number of ordinary shares has been calculated based on the actual number of shares issued upon consummation of the BCA as of June 16, 2025,

Column VI shows the unaudited interim consolidated combined financial data of Bioceres Group and Moolec for the six-month period ended December 31, 2024, after giving effect to the adjustments and reclassifications of Columns III, IV and V.

The unaudited pro forma loss per share data is computed by dividing the unaudited pro forma consolidated net income for the year attributable to the controlling shareholder by the number of Moolec’s outstanding shares after giving effect to the Business Combination and the Reverse Stock Split, including up to 6,891,358 ordinary shares to be issued by Moolec to effect the BCA.